SEC [redacted]

08030222

103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFPC Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 BELLEVUE PARKWAY
(No. and Street)

WILMINGTON (City) DE (State) 19809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene Wilson 412-762-6348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street (Address) Philadelphia (City) PA (State) 19103-7042 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED
FEB 29 2008

FOR OFFICIAL USE ONLY
Office of Compliance Inspection and Examinations

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Commonwealth of Pennsylvania
County of Allegheny

OATH OR AFFIRMATION

I, Charlene Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFPC Distributors, Inc., as of and for the year ended December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
Monroeville Boro, Allegheny County
My Commission Expires Oct. 7, 2010
Member, Pennsylvania Association of Notaries

Joy A. Damico
Notary Public

Charlene Wilson
Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFPC Distributors, Inc.
(SEC I.D. No. 8-45467)

Independent Auditors' Report and
Supplemental Report on Internal Control

Consolidated Financial Statements and Unconsolidated Supplemental Schedules
for the Year Ended December 31, 2007

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

PFPC Distributors, Inc.

Consolidated Financial Statements and
Unconsolidated Supplementary Information

For the Year ended December 31, 2007

Contents

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To PFPC Distributors, Inc.

In our opinion, the accompanying consolidated statement of financial condition and the related statement of operations, statement of shareholder's equity, and statement of cash flows present fairly, in all material respects, the financial position of PFPC Distributors, Inc. and its subsidiaries (the "Company") at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2008

PFPC Distributors, Inc.

Consolidated Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 29,481,550
Investments, at fair value	2,152
Accounts receivable, net of allowance for doubtful accounts of $43,647	37,157,225
Related party receivable	13,500
Interest receivable	204,168
Prepaid expenses	182,788
Fixed assets, net of accumulated depreciation of $32,639	4,343
Deferred tax asset	75,836
Goodwill	714,363
Other assets	20,120
Total assets	$ 67,856,045
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 51,738,089
Related party payable	22,120
Accrued expenses	125,602
Income taxes payable	143,122
Due to Parent	87,274
Other liabilities	47,095
Total liabilities	52,163,302
Stockholder's equity:	
Common stock, $1 par value, 200,000 shares authorized; 4 shares issued and outstanding	4
Additional paid-in capital	11,503,463
Retained earnings	4,208,956
Accumulated other comprehensive income/loss	(19,680)
Total stockholder's equity	15,692,743
Total liabilities and stockholder's equity	$ 67,856,045

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Consolidated Statement of Income

For the Year Ended December 31, 2007

Revenues:		
Service fees	$	6,619,082
Investment income		1,891,331
Other revenues		175,000
Total revenues		8,685,413
Expenses:		
Employee compensation and benefits		1,550,560
Allocated support services		772,850
Professional and other services		1,998,676
General office expenses		279,530
Total expenses		4,601,616
Income before income taxes		4,083,797
Provision for income taxes		1,685,593
Net income	$	2,398,204

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Consolidated Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/Loss	Total Stockholder's Equity
Balances at January 1, 2007	4	$ 4	$ 7,454,057	$ 1,810,752	$ (3,291)	$ 9,261,522
Issuance of stock options	-	-	29,100	-	-	29,100
Tax benefit from exercise of PNC stock options	-	-	20,306	-	-	20,306
Minimum pension liability adjustment	-	-	-	-	(16,389)	(16,389)
Cash contribution from Parent	-	-	4,000,000	-	-	4,000,000
Net income	-	-	-	2,398,204	0	2,398,204
Balances at December 31, 2007	4	$ 4	$ 11,503,463	$ 4,208,956	$ (19,680)	$ 15,692,743

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income		$ 2,398,204
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation expense	$ 12,328	
Deferred tax expense	(56,772)	
Stock option expense	29,100	
Minimum pension liability adjustment	(16,389)	
Tax benefit from exercise of PNC stock options	20,306	
Changes in current assets and liabilities:		
Decrease in accounts receivable	3,397,640	
Increase in related party receivable	(7,500)	
Decrease in investments at fair value	12,242	
Increase in interest receivable	(68,075)	
Decrease in prepaid expenses	391,140	
Increase in other assets	(45)	
Increase in related party payable	9,070	
Decrease in accounts payable	(10,609,510)	
Decrease in accrued expenses	(111,001)	
Decrease in income taxes payable	(97,027)	
Increase in due to Parent	5,752	
Decrease in other liabilities	(371,444)	
Total adjustments		(7,460,185)
Net cash used in operating activities		(5,061,981)
Cash flows from financing activities:		
Cash contribution by Parent		4,000,000
Net cash provided by financing activities		4,000,000
Net decrease in cash and cash equivalents		(1,061,981)
Cash and cash equivalents at beginning of year		30,543,531
Cash and cash equivalents at end of year		$ 29,481,550
Supplemental cash flows disclosure:		
Income tax payments		$ 1,715,731
Income tax refunds		$ 20,710

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Notes to Consolidated Financial Statements

December 31, 2007

1. Organization

PFPC Distributors, Inc. and its subsidiaries (the "Company") are wholly-owned subsidiaries of PFPC Inc. (the "Parent") and indirect, wholly-owned subsidiaries of PFPC Trust Company ("Trust Co.") and The PNC Financial Services Group, Inc. ("PNC" or the "Corp."), a publicly traded company.

The Company's wholly-owned subsidiaries include BB&T AM Distributors, Inc., BlackRock Distributors, Inc., MGI Funds Distributors, Inc. and Northern Funds Distributors, LLC. The Company and its subsidiaries are broker-dealers registered with the Securities and Exchange Commission ("SEC"), pursuant to Section 15(b) of the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority ("FINRA").

The Company's business includes acting as a consultant to investment companies (clients) in retailing and wholesaling mutual fund shares. The Company also provides sales support services to registered representatives of broker-dealers which have entered into selling agreements with a mutual fund client of the Parent and administrative support services.

The Company has a fully-disclosed clearing arrangement with an affiliated registered clearing broker.

2. Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America on a consolidated basis. All intercompany balances have been eliminated in consolidation.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ("'40 Act").

Accounts Receivable - Accounts receivable includes amounts due from Funds for the performance of distribution and support services.

Investments - Investments consist of shares of registered mutual fund investment companies and are stated at fair value with realized and unrealized gains and losses recorded in "Investment income" in the consolidated statement of income.

2. Summary of Significant Accounting Policies (continued)

Goodwill - Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. The Company annually evaluates goodwill for impairment. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized at an amount equal to that excess.

Revenue Recognition - Revenue from service fees is recognized in the period the service is rendered. The Company earns distribution fee revenue from various funds based on a percentage of outstanding net assets of certain classes of shares of such funds. Monies from distribution fees are generally remitted to external brokers who distribute the shares of these funds to investors. In accordance with Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", receipts and payments of distribution fees are recorded on a net basis in the consolidated statement of income as revenue and contra revenue. For the year ended December 31, 2007, amounts earned from distribution fee revenue was approximately $413 million.

Investment Income - Investment income is interest income earned on "Cash and cash equivalents" and "Investments" and is recognized when earned.

Out-of-Pocket Expenses - The Company records reimbursements from clients for out-of-pocket expenses in accordance with EITF Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." Companies that provide services as part of their central ongoing operations generally incur incidental expenses that, in practice, are commonly referred to as "out-of-pocket" expenses. These expenses often include, but are not limited to, expenses related to travel, telecommunications, postage, delivery and bank depository charges. In many cases, the Company and the client agree that the client will reimburse the Company for the actual amount of such expenses incurred. Reimbursements received for out-of-pocket expenses incurred are characterized as "Service fees," while the expenses are included within "Professional and other services" and "General office expenses" in the consolidated statement of income.

Income Taxes - The liability method is used in accounting for income taxes whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse (See Note 4).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results may differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments – Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may approximate the carrying amount of such financial instruments.

Investments are stated at fair value based on quoted market prices. The Company's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximated estimated fair value. The Company considers the amounts recorded for the financial instruments on the consolidated balance sheet to be reasonable estimates of fair value.

Recently Issued Accounting Pronouncements - In May 2007, the Financial Accounting Standards Board ("FASB") issued FSP FIN 48-1, "Definition of Settlement in FASB Interpretation ("FIN") No. 48." This FSP amended FIN 48, "Accounting for Uncertainty in Income Taxes," to provide guidance as to the determination of whether a tax position is deemed effectively settled for purposes of recognizing previously unrecognized tax benefits under FIN 48. This guidance was adopted effective January 1, 2007 in connection with the Company's adoption of FIN 48 (See Note 4).

SFAS 157, "Fair Value Measurements," defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value, it does not expand the use of fair value to new accounting transactions and does not apply to pronouncements that address share-based payment transactions. As required, we will adopt SFAS 157 prospectively beginning January 1, 2008. The adoption of this standard did not have a material effect on retained earnings at January 1, 2008 and is not expected to have a material effect on our results of operations or financial position.

2. Summary of Significant Accounting Policies (continued)

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option may be applied on an instrument by instrument basis with a few exceptions. The election is irrevocable and must be applied to entire instruments and not to portions of instruments. SFAS 159 is effective beginning January 1, 2008. Elections made upon adoption of the standard to fair value financial instruments are not expected to have a material effect on retained earnings at January 1, 2008 and are not expected to have a material effect on our results of operations or financial position.

3. Net Capital Requirements

PFPC Distributors, Inc. is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. PFPC Distributors, Inc. has elected to use the basic method permitted by the Rule, which requires that PFPC Distributors, Inc. maintain minimum net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2007, PFPC Distributors, Inc. had net capital of $4,147,822, which was $3,424,602 in excess of the required net capital of $723,220. PFPC Distributors, Inc.'s resulting ratio of aggregate indebtedness to net capital was 2.62 to 1. In addition, all subsidiaries are subject to the same net capital requirements.

	BB&T AM Distributors, Inc.	BlackRock Distributors, Inc.	MGI Funds Distributors, Inc.	Northern Funds Distributors, LLC
Net capital	$ 661,675	$ 7,429,595	$ 179,464	$ 479,707
Excess net capital (deficiency)	$ 608,351	$ 4,716,419	$ 154,464	$ 474,707

4. Income Taxes

The Company is a participant in a master tax sharing agreement with the Corp. Federal income taxes result from an agreed upon allocation methodology with the Corp. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability, computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in current taxes otherwise payable by the group.

The operating results of the Company are included in the consolidated U.S. Federal income tax return of the Corp. and its subsidiaries. For state income tax purposes, the Company files on a separate company basis.

The income tax provision included in the consolidated statement of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," is as follows:

At December 31, 2007	
Current income taxes:	
Federal	$1,329,912
State	400,340
Total current income taxes	1,730,252
Deferred income taxes:	
Federal	(35,587)
State	(9,072)
Total deferred income taxes	(44,659)
Total income tax provision	$1,685,593

The provision for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35 percent to income before income taxes, primarily as a result of state income taxes.

4. Income Taxes (continued)

At December 31, 2007, the Company had a net deferred income tax asset of $75,836, which resulted primarily from compensation and benefits, doubtful accounts, and state net operating losses. The asset is included on the statement of financial condition. A valuation allowance against the company's deferred tax asset is not considered necessary as of December 31, 2007.

At December 31, 2007	
Deferred tax asset	$ 81,280
Deferred tax liability	(5,444)
Net deferred tax asset	$ 75,836

We adopted FIN 48 effective January 1, 2007. Our adoption of FIN 48 did not result in a cumulative adjustment to equity. Upon adoption at January 1, 2007, we had no unrecognized tax benefits.

The company is included in the consolidated federal income tax return for The PNC Financial Services Group, Inc. These consolidated returns through 2003 have been audited by the Internal Revenue Service and all disputed matters have been resolved through the IRS appeals division. The Internal Revenue Service is currently examining the 2004 through 2006 consolidated federal income tax returns.

The company files principally in the Commonwealth of Pennsylvania, and years subsequent to 2006 remain subject to examination in that jurisdiction. However, we do not expect the results of those examinations to have a material impact on state income tax expense during the next twelve months.

5. Fixed Assets

The fixed assets of $4,343 are stated at cost, $36,982, net of accumulated depreciation, $32,639. These assets represent external software and computer equipment depreciating straight line over a 3 year useful life.

6. Employee Benefit Plans

Incentive Savings Plan – Effective July 1, 2004, the Company, along with its Parent and the Trust Co., adopted a defined contribution plan that covers substantially all its employees and provides for employer contributions that will vary with profit levels. Contributions to this plan are made in cash and include employer basic and transitional contributions, employee elective and catch-up contributions, and a discretionary employer matching contribution which may be made in either PNC common stock or cash. Employee contributions are invested in a number of investment options available under the plan, including a PNC common stock fund and several

6. Employee Benefit Plans (continued)

'40 Act funds sponsored by BlackRock, Inc., an affiliated company, at the direction of the employee. ISP expenses for the Company were $39,294 for the year ended December 31, 2007 and are included in "Employee compensation and benefits" in the consolidated statement of income.

Postretirement Benefits - PNC provides certain health care and life insurance benefits for retired employees and their dependents. Postretirement benefits expense of $1,342 was allocated to the Company by PNC for the year ended December 31, 2007. No separate financial obligation data for the Company is available with respect to such plan.

Noncontributory Defined Benefit Pension Plan - Certain employees of the Company participate in PNC's noncontributory defined benefit pension plan. Retirement benefits were based on compensation level, age and length of service. Participants are fully vested after five years of service. Pension contributions are based on actuarially determined amounts necessary to fund total benefits payable to plan participants. On June 30, 2004, qualified pension benefits for PFPC employees were frozen as part of a restructuring of retirement benefits, which remain frozen as of December 31, 2007. The Company had prepaid pension costs of $28,198 as of December 31, 2007. This amount is recorded in "Prepaid assets" on the consolidated statement of financial condition.

Stock Based Compensation Plan – An executive of the Company participated in PNC's stock option award plan. Expenses recognized by the Company under this plan were $29,100 due to the issuance of stock options for the year ended December 31, 2007, and are included in "Employee compensation and benefits" and "Additional paid-in capital" in the accompanying consolidated statement of income and statement of changes in shareholder's equity, respectively.

7. Related Party Transactions

Related party revenues of approximately $1.7 million generated by providing distribution and administrative support services to affiliated open-end investment companies, are included in "Service fees" in the consolidated statement of income. At December 31, 2007, approximately $31 million of revenue was accrued for services performed for affiliated open-end investment companies. This balance was included in "Accounts receivable" on the consolidated statement of financial condition.

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with the Parent, which is under common control of the Corp. Accordingly, the Company has been charged for such shared costs. The Parent, the Corp. and certain other affiliates provide administrative, legal, human resource and other general support services, the cost of which is also allocated to the Company. For the year ended

7. Related Party Transactions (continued)

December 31, 2007, these allocations totaled $824,340, which are included in "Allocated support services," "Professional and other services" and "General office expenses" in the consolidated statement of income. At December 31, 2007, amounts receivable from related parties was $13,500, which is included in "Related party receivable" on the consolidated statement of financial condition. At December 31, 2007, amounts payable to related parties totaled $109,394, which is included in "Related party payable" and "Due to Parent" on the consolidated statement of financial condition.

The deferred tax asset of $75,836, recorded on the consolidated statement of financial condition, will result in an intercompany receivable. Furthermore, income taxes payable of $143,122, recorded on the consolidated statement of financial condition, will result in an intercompany payable. For the year ended December 31, 2007, income tax payments of $1,715,731 were made to the Corp. and Trust Co. and income tax refunds of $20,710 were received from the Corp. and Trust Co.

At December 31, 2007, the Company held investments of $1,718 in various BlackRock mutual funds. These balances are included in "Investments, at fair value" on the consolidated statement of financial condition.

The Company is party to a Master Sale and Servicing agreement with an affiliate, BlackRock Financing, LLC ("BlackRock Financing"). Under this agreement, BlackRock Financing advances commissions on B and C share funds to third parties in exchange for rights to future cash flows collected by the funds. Funds advanced by BlackRock Financing are recorded as cash and a liability on the books of the Company until they are paid out to these third parties. The related commissions received on B and C shares due BlackRock Financing are received by the Company and are also recorded as cash and a liability. Amounts are drawn down by BlackRock Financing on a periodic basis. At December 31, 2007, amounts advanced by BlackRock Financing were $300,000 and are included as "Cash and cash equivalents" and "Accounts payable" on the consolidated statement of financial condition. At December 31, 2007, commissions due BlackRock Financing were approximately $5.7 million and are included as "Cash and cash equivalents" and "Accounts payable" on the consolidated statement of financial condition.

The members of the Board of Directors of the Company are employees of the Parent or Trust Co. For the year ended December 31, 2007, the Board members did not receive any remuneration for their services.

8. Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and cash equivalents held in deposit accounts with PNC Bank or money market mutual funds held with an affiliate.

For the year ended December 31, 2007, approximately 19% of service fee revenue was generated from an affiliated client. In addition, approximately 15% of service fee revenue was generated from an unaffiliated open-end investment company.

9. Consolidated Subsidiaries

The following is a summary of certain financial information regarding the Company's consolidated subsidiaries:

	BB&T AM Distributors, Inc.	BlackRock Distributors, Inc.	MGI Funds Distributors, Inc.	Northern Funds Distributors, LLC	Total
Total assets	$ 1,821,128	$ 48,732,673	$ 229,895	$ 530,998	$ 51,314,694
Total liabilities	799,854	40,697,647	5,166	19,774	41,522,441
Total equity	$ 1,021,274	$ 8,035,026	$ 224,729	$ 511,224	$ 9,792,253

The above does not reflect the eliminations of intercompany receivables and payables of $100,000 and investments in subsidiaries of $9,792,253. Total subsidiary equity of $9,792,253 is not included as capital in the computation of the Company's net capital under rule 15c3-1.

10. Cash Contribution

On February 28, 2007, the Company received a capital contribution of $4 million from its parent.

11. Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of business. Management believes that the Company has adequate defenses and/or insurance coverage against litigation and that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows.

12. Financial Instruments with Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's clearing broker, J.J.B. Hilliard, W.L. Lyons, Inc., an affiliate, is exposed to risk of loss on customer transactions. In the event of a customer's inability to meet the terms of its contracts, the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2007, there were no amounts owed to the clearing broker by these customers.

The Company has provided a guarantee to their clearing broker. Under this agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the likelihood that the Company will be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

On November 16, 2007, PNC entered into a definitive agreement to sell Hilliard Lyons, a wholly owned subsidiary of PNC. The transaction is expected to be completed in the second quarter of 2008 subject to regulatory and certain other required approvals.

13. Reconciliation Between Unconsolidated FOCUS Report and Consolidated Financial Statements

For the year ended December 31, 2007, differences existed between amounts reported in the audited consolidated financial statements and those reported in the December 31, 2007 quarterly FOCUS report filing.

The following is a reconciliation of amounts reported in the FOCUS filing to amounts reported in the audited financial statements:

	Assets	Liabilities
Amounts reported per Part IIA FOCUS filing	$ 26,541,042	$ 10,848,299
Net effect of consolidation of subsidiaries	41,315,003	41,315,003
Amounts reported per audited financial statements	$ 67,856,045	$ 52,163,302

Supplementary Information

PFPC Distributors, Inc.

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2007

Net Capital:		
Stockholder's equity	$	15,692,743
Deduction for nonallowable assets:		
Equity of subsidiaries		9,792,253
Accounts receivable		504,593
Intercompany receivable		106,001
Prepaid expenses		111,734
Fixed assets		4,343
Deferred tax asset		51,781
Goodwill		714,363
Other assets		48,316
Net capital before haircuts on securities positions		4,359,359
Haircuts on securities:		
Investment in money market mutual fund (2% of $10,560,720)		211,214
Investment in mutual funds (15% of $2,152)		323
Net capital	$	4,147,822
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$	10,394,278
Related party payable		22,120
Accrued expenses		110,575
Income taxes payable		98,322
Due to Parent		175,909
Other liabilities		47,095
Total aggregate indebtedness	$	10,848,299
Computation of Basic Net Capital Requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)	$	723,220
Net capital in excess of required minimum	$	3,424,602
Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness)	$	3,062,992
Ratio of aggregate indebtedness to net capital		2.62 to 1

Statement Pursuant to SEC Rule 17a-5(d)(4):

A reconciliation of the above computation to the computation of net capital under SEC Rule 15c3-1, as of December 31, 2007, filed by PFPC Distributors, Inc. in its FOCUS Part IIA Report is not required as the computations are not materially different.

PFPC Distributors, Inc.

Computation for Determination of Reserve Requirement and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2007

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." At December 31, 2007, the Company held no customer funds and had no special account balance.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To PFPC Distributors, Inc.

In planning and performing our audit of the consolidated financial statements of PFPC Distributors, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2008

END